Clawback Policy 1 Purpose The purpose of this Policy is to describe the circumstances in which Executive Officers will be required to repay or return certain compensation to the Company. This Policy shall apply to, and be enforceable against, any Executive Officer and his or her successors (as specified in Section8 of this Policy) regardless of whether or not such Executive Officer has acknowledged in writing its existence and binding effect, and regardless of whether or not such Executive Officer is aware of his or her status as such. For purposes of this Policy, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Exhibit A. This Policy shall be effective as of the Effective Date. 2 Administration Except as specifically set forth herein, this Policy shall be administered by the Administrator. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). 3 Mandatory Clawback Resulting from Accounting Restatement In the event the Company is required to prepare an Accounting Restatement, the Administrator shall reasonably promptly (in accordance with the applicable Clawback Rules) determine the amount of any Erroneously Awarded Compensation for each Executive Officer resulting from such Accounting Restatement and shall reasonably promptly thereafter provide each Executive Officer with written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Clawback Eligible Incentive Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Clawback Eligible Incentive Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Listing Exchange). For the avoidance of doubt, recovery under this Section 3 with respect to an Executive Officer shall not require the finding of any misconduct by such

2 Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement. In the event that any repayment of Erroneously Awarded Compensation is owed to the Company, the Administrator shall recover reasonably promptly the Erroneously Awarded Compensation through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. For the avoidance of doubt, except to the extent permitted pursuant to the Clawback Rules, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated in this Section 3 if recovery would be Impracticable. 4 Discretionary Clawback Resulting from Fraud If a Misconduct Event occurs, the Administrator may, in its sole discretion, to the extent permitted by applicable law, seek to recover through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances, all or any portion of any incentive-based compensation (including cash or equity-based incentive compensation) that is granted to or earned by the Executive Officer after the Effective Date (together with any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any such compensation), including any Incentive-based Compensation, in each case, whether such compensation has vested or not. In determining the appropriate action to take in recovering compensation pursuant to this Section4, the Administrator may consider such factors as it deems appropriate, including: (i) the associated costs and benefits of seeking the amounts of compensation to be recovered; (ii) the requirements of applicable law; (iii) the extent to which the Executive Officer participated or otherwise bore responsibility for the Misconduct Event; and (iv) the extent to which the Executive Officer’s current compensation may or may not have been impacted had the Board or the Committee known about the Misconduct Event. In addition, the Administrator may, in its sole discretion, determine whether and to what extent additional or alternative action is appropriate to address the circumstances surrounding the Misconduct Event so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate. 5 Reporting and Disclosure The Company shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

3 6 Indemnification Prohibition The Company shall not be permitted to indemnify any Executive Officer against the loss of any compensation that is repaid, returned or recovered pursuant to the terms of this Policy and/or pursuant to the Clawback Rules, including any payment or reimbursement for the cost of third- party insurance purchased by any Executive Officer to cover any such loss under this Policy and/or pursuant to the Clawback Rules. Further, the Company shall not enter into any agreement that exempts any compensation from the application of this Policy or that waives the Company’s right to recovery of any compensation subject to this Policy, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). Any such purported indemnification (whether oral or in writing) shall be null and void. 7 Interpretation and Calculations It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd- Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Administrator determines is applicable. The Administrator is authorized to engage, on behalf of the Company, any third-party advisors it deems advisable in order to perform any calculations contemplated by this Policy. 8 Amendment, Termination and Successors The Administrator may modify or amend this Policy, in whole or in part, from time to time in its discretion and shall amend any provisions of this Policy as it deems necessary, including as and when it determines that it is legally required by the Clawback Rules, or any federal securities law, SEC rule or Listing Exchange rule. The Administrator may terminate this Policy at any time and this Policy shall terminate immediately upon the Clawback Rules ceasing to apply to the Company. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Clawback Rules, or any federal securities law, SEC rule or Listing Exchange rule. Furthermore, unless otherwise determined by the Administrator or as otherwise amended, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, estates, heirs, executors, administrators or other legal representatives to the extent required by the Clawback Rules or as otherwise determined by the Administrator. 9 Other Recoupment Rights and No Additional Payments The Administrator may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of

4 any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with the Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executive Officers who cease employment or service with the Company shall continue to be bound by the terms of the Policy with respect to any compensation that is subject to this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company. To the extent that an Executive Officer has already reimbursed the Company for any compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of compensation that is subject to recovery under this Policy, as determined by the Administrator in its sole discretion. Nothing in this Policy precludes the Company from implementing any additional clawback or recoupment policies with respect to Executive Officers or any other service provider of the Company. Application of this Policy does not preclude the Company from taking any other action to enforce any Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to any Executive Officer. 10 Questions / Review and Approval This Policy may be updated from time. If you have any questions about this Policy, you should contact the Head of the Legal Department. This Policy has been approved by Lion Electric’s board of directors on August 2, 2023, following recommendation of the Human Resources and Compensation Committee. * * *

EXHIBIT A DEFINITIONS For purposes of this Policy, the following capitalized terms shall have the meanings set forth below. “Accounting Principles” shall mean the accounting principles used in preparing the Company’s financial statements, being as of the Effective Date, the IFRS. “Accounting Restatement” shall mean an accounting restatement: (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement); or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). “Administrator” shall mean the Committee, or any other committee designated from time to time by the Board to administer the Policy, and in the absence of such designation, the Board. “Board” shall mean the board of directors of the Company. “Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such individual is serving as an Executive Officer at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-based Compensation which meets the four following conditions and has been Received by such individual: (i) on or after the Effective Date; (ii) after beginning service as an Executive Officer; (iii) while the Company has a class of securities listed on the Listing Exchange; and (iv) during the applicable Clawback Period. “Clawback Period” shall mean, with respect to any Accounting Restatement, the three (3) completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine (9) months within or immediately following those three (3) completed fiscal years. “Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time. “Committee” shall mean the Human Resources and Compensation Committee of the Board. “Company” shall mean The Lion Electric Company, together with each of its direct and indirect subsidiaries. “Effective Date” shall mean October 2, 2023. “Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive

Compensation that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. “Executive Officer” shall mean any individual who is or was an executive officer as determined by the Administrator in accordance with the definition of “executive officer” as set forth in the Clawback Rules and any other senior executive, employee or other personnel of the Company who may from time to time be deemed subject to the Policy by the Administrator. A list of executive officers determined by the Administrator to be “Executive Officers” for purposes of this policy is set forth in Exhibit B, which shall be reviewed as required from time to time at the sole discretion of the Administrator. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. “Excluded Compensation” shall mean any compensation granted, earned or vested based wholly or in part upon something other than the attainment of a Financial Reporting Measure (including, but not limited to, the Executive Officer’s salary, any discretionary cash bonus and any equity-based awards that are only subject to time-based or service-based vesting conditions). “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the Accounting Principles (including IFRS measures), and any measures that are derived wholly or in part from such measures (including non-IFRS measures). Such measures may include, without limitation, revenues, EBITDA, net or operating income, liquidity measures or any other financial reporting measure that is measured relative to a peer group to the extent the underlying financial reporting measure is subject to an Accounting Restatement. Stock price and total shareholder return shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC. "IFRS” shall mean the International Financial Reporting Standards as issued by the International Accounting Standards. “Incentive-based Compensation” shall mean any incentive-based compensation (including cash or equity-based incentive compensation) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, together with any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any such compensation. For greater certainty, Incentive-based Compensation shall exclude any Excluded Compensation. “Impracticable” shall mean, in accordance with the good faith determination of the Committee, or if the Committee does not consist of independent directors, a majority of the independent directors serving on the Board, that either: (i) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and, as required, provided such documentation to the Listing Exchange; (ii) recovery would violate the laws of the Province of Québec as those laws were adopted prior to November 28, 2022, provided that, before concluding that it would be Impracticable to recover any amount of Erroneously Awarded Compensation based on violation of the laws of the Province of Québec, the Company has obtained an opinion of counsel qualified in the Province of Québec, acceptable to the Listing Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the Listing Exchange; or

(iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. “Listing Exchange” shall mean the New York Stock Exchange. “Method of Recovery” shall include, but is not limited to: (i) requiring reimbursement of the relevant amount of compensation; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting any applicable amount to be recovered by the Company, including, as applicable, any Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer; (iv) cancelling outstanding vested or unvested equity awards; and/or (v) taking any other remedial and recovery action permitted by applicable law, as determined by the Administrator. “Misconduct Event” shall mean, with respect to an Executive Officer, the Executive Officer’s commission of, or participation in, intentional acts of fraud that in either case results in material harm to the reputation or business of the Company. “Policy” shall mean this Clawback Policy, as the same may be amended and/or restated from time to time. “Received” shall, with respect to any Incentive-based Compensation, mean deemed receipt and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the Financial Reporting Measure is achieved, even if the Incentive- Based Compensation continues to be subject to the service-based vesting condition. “Restatement Date” shall mean the earlier to occur of: (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. “SEC” shall mean the U.S. Securities and Exchange Commission.

EXHIBIT B LIST OF EXECUTIVE OFFICERS • Chief Executive Officer - Founder • President • Chief Financial Officer • Chief Legal Officer and Corporate Secretary • Chief People Officer • Chief Operating Officer • Chief Information Officer